NEWS RELEASE

GlobalFoundries Names John Hollister as Chief Financial Officer

MALTA, N.Y., December 11, 2023 – GlobalFoundries (NASDAQ: GFS) today announced that John Hollister will join the company as Chief Financial Officer (CFO), effective February 5, 2024. Hollister, a semiconductor industry veteran, will be responsible for GF’s financial strategy and will lead the company’s global finance organization.

Hollister joins GF from Silicon Labs where he has served as Senior Vice President and CFO for more than 10 years helping to lead the company’s growth in the broad-based semiconductor and Internet of Things (IoT) markets. He has been with Silicon Labs for nearly 20 years and held a variety of key financial management positions. He also served as Vice President of Manufacturing for Silicon Labs’ Asia Operations, based in Singapore for five years and later served as Vice President of Corporate Development, driving the company's IoT acquisition strategy. Prior to joining Silicon Labs, Hollister served as Vice President of Finance at Cicada Semiconductor and held various finance positions at Cirrus Logic, Veritas DGC, and 3-D Geophysical. Hollister began his career in the audit practice of PricewaterhouseCoopers LLP and has been an active CPA for nearly 30 years. He holds a master’s degree in professional accounting from the University of Texas at Austin.

“GF’s continued financial performance is vital to our ability to deliver for our customers and to create long-term value for all our stakeholders,” said Dr. Thomas Caulfield, president and CEO of GF. “John brings decades of experience, a proven track record as a CFO of a publicly traded company and deep understanding of our industry. He is the ideal leader to take the helm of our talented finance organization, support the acceleration of our financial performance and create sustainable value for our stakeholders. I want to thank David Reeder for all he has helped GF accomplish and for his dedication and support in our CFO transition.”

“Manufacturing is at the heart of today’s dynamic semiconductor industry, and I am excited about the opportunities ahead for GF as we deliver innovation and essential chips for our global customers,” said John Hollister.

Hollister succeeds David Reeder who announced his intentions to leave GF earlier this year. Both John and David will transition to their new roles in early February 2024.

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About GF
GlobalFoundries (GF) is one of the world’s leading semiconductor manufacturers. GF is redefining innovation and semiconductor manufacturing by developing and delivering feature-rich process technology solutions that provide leadership performance in pervasive high growth markets. GF offers a unique mix of design, development, and fabrication services. With a talented and diverse workforce and an at-scale manufacturing footprint spanning the U.S., Europe and Asia, GF is a trusted technology source to its worldwide customers. For more information, visit www.gf.com.

©GlobalFoundries Inc., GF, GlobalFoundries, the GF logos and other GF marks are trademarks of GlobalFoundries Inc. Or its subsidiaries. All other trademarks are the property of their respective owners.

Forward-looking Information
This news release may contain forward-looking statements, which involve risks and uncertainties. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. GF undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless require by law.

Media:
Erica McGill
GlobalFoundries

erica.mcgill@gf.com
Investor Relations:
ir@gf.com